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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -------------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February 2005                    Commission File No.: 1-11796

                       MASONITE INTERNATIONAL CORPORATION
                              (Name of registrant)

                            1600 Britannia Road East
                              Mississauga, Ontario
                                     L4W 1J2

                    (Address of Principal Executive Offices)

                                  PREMDOR INC.
                           (Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F [ ]                                        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes       [ ]                                          No        [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes       [ ]                                          No        [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes       [ ]                                          No        [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              MASONITE INTERNATIONAL CORPORATION

Date: February 22, 2005

                                                 By: /s/ Harley Ulster
                                                     ---------------------------
                                                 Name:  Harley Ulster
                                                 Title: Executive Vice-President
                                                        and Secretary


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                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION OF EXHIBIT
-------           ----------------------
99.1              Material Change Report dated February 22, 2005

99.2              Second Amended and Restated Combination Agreement dated
                  February 17, 2005